Steve Madden Announces Fourth Quarter and Full Year 2014 Results and
Provides Initial Fiscal Year 2015 Sales and EPS Guidance
LONG ISLAND CITY, N.Y., February 24, 2015 – Steve Madden (Nasdaq: SHOO), a leading designer and marketer of fashion footwear and accessories for women, men and children, today announced financial results for the fourth quarter and full year ended December 31, 2014 and provided initial fiscal year 2015 sales and EPS guidance.

Fourth Quarter 2014

•	Net sales were $342.6 million compared to $342.9 million in the same period of 2013.

•	Gross margin was 34.3% as compared to 37.8% in the same period last year.

•	Operating expenses as a percentage of sales were 25.6% compared to 23.2% of sales in the same period of 2013.

•
Operating income totaled $32.0 million, or 9.3% of net sales, compared with operating income of $53.6 million, or 15.6% of net sales, in the same period of 2013. Operating income in the fourth quarter of 2013 included a $1.0 million benefit related to recovery from the prior year’s text message litigation settlement. Excluding this benefit, operating income for the fourth quarter of 2013 was $52.6 million, or 15.4% of net sales.

•
Net income was $21.0 million, or $0.34 per diluted share, compared to $35.7 million, or $0.54 per diluted share, in the prior year's fourth quarter. Net income for the fourth quarter of 2013 included the aforementioned benefit. On an after-tax basis, the benefit positively impacted fourth quarter 2013 by $0.6 million, or $0.01 per diluted share. Excluding this benefit, net income for the fourth quarter of 2013 was $35.1 million, or $0.53 per diluted share.

Edward Rosenfeld, Chairman and Chief Executive Officer, commented, “Fourth quarter 2014 was a tough quarter capping a difficult year for the Company. Throughout 2014, we were impacted by a lack of significant fashion footwear trends on which to capitalize. In the fourth quarter, we faced additional challenges including production delays on goods from Mexico and slowdowns at the West Coast ports. While 2014 was a difficult year, we are excited about the steps we took during 2014 and early in 2015 to position the Company for future growth. In 2014, we implemented a new e-commerce platform, acquired two powerful footwear brands in Dolce Vita and Brian Atwood, and moved to an ownership model in two important international markets with the acquisition of our Mexican licensee and the formation of a joint venture in South Africa. In January 2015, we announced our acquisition of Blondo, which adds an authentic waterproof boot brand to our portfolio. We believe that these initiatives will significantly enhance the Company’s long-term growth prospects.”

Fourth Quarter 2014 Segment Results
Net sales for the wholesale business were $270.9 million in the fourth quarter compared to $273.4 million in the fourth quarter of 2013. Excluding the results of Dolce Vita, wholesale net sales decreased 6.3% compared to the prior year period. Gross margin in the wholesale business decreased to 27.0% compared to 31.8% in last year’s fourth quarter, due primarily to increased markdown allowances, the impact from Dolce Vita and higher air freight costs incurred due to the West Coast port slowdown.
Retail net sales in the fourth quarter were $71.7 million compared to $69.5 million in the fourth quarter of the prior year. The increase in net sales was driven by the net opening of 14 new stores since the end of the fourth quarter last year, partially offset by a same store sales decrease of 2.3%. Retail gross margin increased to 61.7% in the fourth quarter of 2014 compared to 61.4% in the fourth quarter of 2013, as a result of decreased promotional activity.
During the fourth quarter, the Company opened two full price stores and four outlet stores, and acquired 21 retail stores with the acquisition of the Company’s Mexican licensee. The Company ended the year with 160 company-operated retail locations, including 32 outlets, four Internet stores and four joint venture locations in South Africa.
The effective tax rate for the fourth quarter of 35.0% compares to 34.9% in the fourth quarter of the prior year.

Full Year Ended December 31, 2014
For the full year ended December 31, 2014, net sales increased 1.6% to $1.33 billion from $1.31 billion in the comparable period last year.
Net income was $111.9 million, or $1.76 per diluted share, for the year ended December 31, 2014. Net income was $132.0 million, or $1.98 per diluted share, for the year ended December 31, 2013. Net income in 2013 included a $1.0 million benefit related to recovery from the prior year’s text message litigation settlement. Excluding this benefit, net income for fiscal 2013 was $131.4 million, or $1.97 per diluted share.

Balance Sheet and Cash Flow
During the fourth quarter of 2014, the Company repurchased approximately 1.3 million shares of the Company’s common stock for $40.5 million.
As of December 31, 2014, cash, cash equivalents, and current and non-current marketable securities totaled $203.1 million.

Company Outlook
For fiscal year 2015, the Company expects that net sales will increase 7% to 9% over net sales in 2014. Diluted EPS for fiscal year 2015 is expected to be in the range of $1.85 to $1.95.

Conference Call Information
Interested stockholders are invited to listen to the fourth quarter earnings conference call scheduled for today, Tuesday, February 24, 2015, at 8:30 a.m. Eastern Time. The call will be broadcast live over the Internet and can be accessed by logging onto http://www.stevemadden.com. An online archive of the broadcast will be available within one hour of the conclusion of the call and will be accessible for a period of 30 days following the call. Additionally, a replay of the call can be accessed by dialing 1-877-870-5176 (U.S.) and 1-858-384-5517 (international), passcode 1279898, and will be available until March 24, 2015.

About Steve Madden
Steve Madden designs, sources and markets fashion-forward footwear and accessories for women, men and children. In addition to marketing products under its own brands including Steve Madden®, Dolce Vita®, Betsey Johnson®, Big Buddha®, Report®, Brian Atwood®, Cejon®, Blondo®, Wild Pair® and Mad Love®. Steve Madden is the licensee of various brands, including Superga® for footwear. Steve Madden also designs and sources products under private label brand names for various retailers. Steve Madden's wholesale distribution includes department stores, specialty stores, luxury retailers, national chains and mass merchants. Steve Madden also operates 160 retail stores (including Steve Madden's four Internet stores). Steve Madden licenses certain of its brands to third parties for the marketing and sale of certain products, including for ready-to-wear, outerwear, intimate apparel, eyewear, hosiery, jewelry, fragrance, luggage and bedding and bath products. For local store information and the latest Steve Madden booties, pumps, men’s and women’s boots, dress shoes, sandals and more, visit http://www.stevemadden.com/

Safe Harbor
This press release and oral statements made from time to time by representatives of the Company contain certain “forward looking statements” as that term is defined in the federal securities laws. The events described in forward looking statements may not occur. Generally these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of the Company's plans or strategies, projected or anticipated benefits from acquisitions to be made by the Company, or projections involving anticipated revenues, earnings or other aspects of the Company's operating results. The words "may," "will," "expect," "believe," "anticipate," "project," "plan," "intend," "estimate," and "continue," and their opposites and similar expressions are intended to identify forward looking statements. The Company cautions you that these statements concern current expectations about the Company’s future results and condition and are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond the Company's control, that may influence the accuracy of the statements and the projections upon which the statements are based. Factors which may affect the Company's results include, but are not limited to, the risks and uncertainties discussed in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. Any one or more of these uncertainties, risks and other influences could materially affect the Company's results of operations and financial condition and whether forward looking statements made by the Company ultimately prove to be accurate and, as such, the Company's actual results, performance and achievements could differ materially from those expressed or implied in these forward looking statements. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA
(In thousands, except per share amounts)

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED CASH FLOW DATA
(In thousands)

Contact
ICR, Inc.
Investor Relations
Jean Fontana/Megan Crudele
203-682-8200
www.icrinc.com